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                          November 22, 2022

       Gail McIntyre
       Chief Executive Officer
       Aravive, Inc.
       River Oaks Tower
       3730 Kirby Drive, Suite 1200
       Houston, Texas 77098

                                                        Re: Aravive, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 18,
2022
                                                            File No. 333-268471

       Dear Gail McIntyre:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Leslie Marlow, Esq.